JNL Series Trust 485BPOS

Ex. 99.28(d)(21)(vii)

Amendment
to Sub-Advisory Agreement Between
Jackson National Asset Management, LLC
and First Sentier Investors (Australia) IM LTD

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and First Sentier Investors (Australia) IM LTD, a public limited liability company organized in the State of New South Wales, Australia and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of the 13th day of September, 2021 wherein the August 2, 2019 Agreement, as amended, was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the fund or funds (each, a “Fund”) of JNL Series Trust (the “Trust”), as identified on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved, and the Parties have agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to add a footnote for the JNL/First Sentier Global Infrastructure Fund, effective April 29, 2024.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 29, 2024, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective April 29, 2024.

Jackson National Asset Management, LLC		First Sentier Investors (Australia) IM LTD by its duly authorised Officer
By:	/s/ Emily J. Bennett	By:	/s/ David Allen
Name:	Emily J. Bennett	Name:	David Allen
Title:	Vice President and	Title:	Director
Deputy General Counsel
		By:	/s/ Rachel Lim
		Name:	Rachel Lim
		Title:	Company Secretary

Schedule B
Dated April 29, 2024
(Compensation)

JNL/First Sentier Global Infrastructure Fund

Average Daily Net Assets	Annual Rate*
$0 to $200 million	0.40%
$200 million to $500 million	0.37%
$500 million to $750 million	0.35%
$750 million to $1 billion	0.33%
Amounts over $1 Billion	0.30%

* The assets of the JNL/First Sentier Global Infrastructure Fund of JNL Series Trust and the portion of the assets of the Jackson Real Assets Fund which has been allocated to First Sentier Investors (Australia) IM Ltd by Jackson National Asset Management LLC pursuant to the Jackson Real Assets Fund Investment Sub-Advisory Agreement effective as of April 29, 2024, will be combined for purposes of determining the applicable annual rate.